SEWARD & KISSEL LLP

One Battery Park Plaza

New York, New York 10004

Telephone: (212) 574-1598

Facsimile: (212) 480-8421

March 26, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607

Ladies and Gentlemen:

Attached herewith please find Post-Effective Amendment No. 28 under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 30 under the Investment Company Act of 1940, as amended, to the Company’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is filed pursuant to paragraph (b) of Rule 485 under the 1933 Act and is marked in accordance with Rule 310 of Regulation S-T.

Please direct any comments or questions to Paul M. Miller at 202.737.8833, or the undersigned at 212.574.1598.

Sincerely,

/s/Keri E. Riemer
Keri E. Riemer